Accountant's Compilation Report

March 1, 2023

Management is responsible for the preparation and fair presentation of the accompanying consolidated balance Sheet and related statements of income of 3C Mining Gold Corp and its subsidiary as of December 31, 2022, and the related notes in accordance with accounting principles generally accepted in the United States of America. I have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the consolidated balance sheet and related statements of income nor was I required to perform any procedures to verify the accuracy or completeness of the information provided by management. I do not express an opinion, a conclusion, nor provide any assurance on the consolidated balance sheet and its related statements of income.

I am not independent with respect to 3C Mining Gold Corp and subsidiary.

Barton R. Budman, CPA PA

Hollywood, FL